QUILMES INDUSTRIAL (QUINSA), SOCIETE ANONYME

March 19, 2007

VIA EDGAR SUBMISSION AND COURIER

Re	Quilmes Industrial (Quinsa), Societe Anonyme
Form 20-F for the fiscal year ended December 31, 2005 Filed June 30, 2006 File No. 001-14278

Dear Mr. Moran:

Quilmes Industrial (Quinsa), Societe Anonyme (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated February 22, 2007 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F. Set forth below is the Company’s response to the Comment Letter (the “Response”).

In connection with the with the Response, the Company acknowledges the following:

•	the Company is responsible for the adequacy and the accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Response to the Comment Letter is set forth below:

Item 17. Financial Statements, page F-1

Note 2. Summary of significant accounting policies, page F-9

Employee benefits, page F-13

1. Please refer to prior comment 4 in our letter dated December 19, 2006. Please separately disclose the amounts recognized as expense for the defined contribution plan for each period presented and the amount of the liability recorded at each balance sheet date for your matching contributions.

In response to the Staff comment, the Company has prepared the following table with the required information.

Employee Benefits - Defined contribution

	December 31, 2005	December 31, 2004
	Amounts in million of U.S. dollars
Expense	0.5	0.3
Provisions and other liabilities	2.3	2.2

We respectfully propose to add these additional disclosures in the notes to our 2006 financial statements.

Note 34. Reconciliation of net income and shareholders equity to US GAAP, page F-43

2. We note your response to prior comment 9 in our letter dated December 19, 2006. We have considered your reference to the fact that BAC agreed to sell its shares in QI(B) in 2003 when it was the sole controlling shareholder of QUINSA as well as the agreement between BAC and AmBev to give QUINSA a call option on the QI(B) shares held by these two entities. First, at the effective date of the acquisition of QI(B) shares from BAC by QUINSA, we understand that QUINSA was under the joint control of BAC and AmBev. You indicate that written evidence of an agreement to vote a majority of the entities’ shares in concert exists providing for common control under EITF 02-05. Please advise us of the agreement that existed giving AmBev joint control of BAC in addition to QUINSA such that BAC and QUINSA were controlled by the same shareholder or control group. Second, with respect to BAC being the sole controlling shareholder of QUINSA in 2003 prior to the strategic alliance agreement with AmBev which contemplated the acquisition of the QI(B) shares, we note that the acquisition occurred more than two and a half years after the closing of the strategic alliance. Please revise the notes to the financial statements accordingly or demonstrate how you concluded that BAC and QUINSA were under common control (controlled by the same shareholder or control group) under US GAAP.

We draw the Staff’s attention to our response to prior comment 9 in the Staff’s letter dated December 19, 2006.  The Company advises the Staff that even though the acquisition of the minority interest was effectively consummated more than two years after the signing of the Memorandum of Agreement (please refer to page 24 of our 2005 Form 20-F for a description of the Memorandum of Agreement, or the Agreement) when QUINSA was jointly controlled by BAC and AmBev, the acquisition of the minority interest had been previously agreed when BAC was the sole controlling shareholder of QUINSA and the Agreement gave QUINSA (a) a call option for the acquisition of the QI(B) shares held by BAC and AmBev and (b) called for the Board of Directors of QUINSA elected by BAC and AmBev “to consider the exercise of the call option in good faith and cause each such member not to unreasonably withhold its approval”.

The Agreement effectively provided that BAC and AmBev would vote in concert in relation to the approval of the acquisition of the minority interest by QUINSA. Accordingly, the Company advises the Staff that it considered the guidance in Emerging Issues Task Force No. 02-05 “Definition of “Common Control” in Relation to FASB Statement No. 141” (EITF 02-05) in accounting for the acquisition of the minority interest by QUINSA. Paragraph 3 (c) of EITF 02-05 sets forth that, common control exists between (or among) separate entities when a group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists.

For purposes of the acquisition of the minority interest by QUINSA, because contemporaneous written evidence of an agreement between BAC and AmBev exists to vote their shares in concert for the approval of this transaction, we believe that BAC and AmBev represent a common control group. We clarify that our conclusion that BAC and Ambev represent a common control group relates specifically and only for the approval of the minority interest by QUINSA, since there is no other agreement between BAC and Ambev to vote in concert for any other transaction or event.

Based on this conclusion, and considering also that the acquisition of the minority interest had been previously agreed when BAC was the sole controlling shareholder of QUINSA, we applied the provisions in Paragraph D12 of FASB Statement No. 141 for the acquisition of the minority interest by QUINSA. Therefore, QUINSA recognized the acquisition of the minority interest at the carrying amounts in the accounts of the transferring entity (BAC) and the difference between the purchase price paid by QUINSA and the carrying value of BAC’s investment in QI(B) was treated as a dividend payment to QUINSA and thus reduced equity.

3. Please tell us the specific factors that cause you to believe there is a difference between IFRS and US GAAP in accounting for the acquisition.

In response to the Staff comment, the Company advises the Staff that it believes that under IFRS no specific guidance exists for the accounting of an acquisition of minority interests between entities under common control. Accordingly, the Company had developed an accounting policy and applies it consistently. The Company followed the guidance of IFRS 3 and, as such, the difference between the price paid and carrying value of the net assets acquired to the minority shareholders was considered goodwill.

Under US GAAP, because the acquisition of minority interests related to transfers between entities under common control, as explained in our response to comment # 2 above, the Company believes that it needs to follow the specific guidance for this type of transaction in paragraphs D11-D12 of SFAS 141 “Business Combinations.”

Please do not hesitate to call me at 54-11-4349-1849 with any questions or comments. Alternatively, please feel free to contact Dianne Kerr (212-450-4529) of Davis Polk & Wardwell, the Company’s counsel.

Very truly yours,

By: /s/ Gustavo Castelli
Mr. Gustavo Castelli Chief Financial Officer Quilmes Industrial (Quinsa) Societe Anonyme